CENTENNIAL SECURITIES COMPANY, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-23406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centennial Securities Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids	MI	49546
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jordan T. Powers	616-942-7680	jordan@centennialsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lumsden & McCormick, LLP
(Name – if individual, state last, first, and middle name)

Cyclorama Bldg. 369 Franklin St.	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan T. Powers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centennial Securities Company, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC-7 _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTENNIAL SECURITIES COMPANY, INC.
TABLE OF CONTENTS



Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Centennial Securities Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centennial Securities Company, Inc. (the Company) as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information as presented in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2019.

February 26, 2026

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT:	
Cash	$ 2,394,591
Investments	1,490,174
Receivables:	
Commissions and clearing	267,912
Employee	100,000
Prepaid expenses	134,740
TOTAL CURRENT ASSETS	4,387,417
PROPERTY AND EQUIPMENT:	
Leasehold improvements	100,556
Furniture	550,804
	651,360
Less accumulated depreciation	(608,818)
NET PROPERTY AND EQUIPMENT	42,542
OTHER ASSETS:	
Right-of-use assets - office leases	160,807
Deposit with clearing organization	50,000
TOTAL OTHER ASSETS	210,807
	$ 4,640,766

See accompanying notes.

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 461,435
Commissions payable	449,483
Accrued taxes	68,081
Deferred revenue - current	218,750
Lease liability - current	158,252
Other accrued expenses	12,624
TOTAL CURRENT LIABILITIES	1,368,625
NON-CURRENT LIABILITIES	
Deferred revenue, net of current	319,129
Lease liability, net of current	2,555
Deferred income tax	59,800
TOTAL NON-CURRENT LIABILITIES	381,484
TOTAL LIABILITIES	1,750,109
STOCKHOLDERS' EQUITY:	
Common stock - $0.10 par, 50,000 shares authorized; 3,532 issued and outstanding	353
Additional paid-in capital	299,660
Retained earnings	2,590,644
TOTAL STOCKHOLDERS' EQUITY	2,890,657
	$ 4,640,766

See accompanying notes.

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

	Amount
REVENUE:	
RIA income	$ 9,677,983
Commissions	908,749
Distribution fees (12b-1 fees) from mutual funds	1,157,996
Net dealer inventory and investment gains	586,663
Money market service fees	358,531
Interest and dividends	148,018
Realized and unrealized gain on investments	126,813
Other	333,259
TOTAL REVENUE	13,298,012
COST OF REVENUE:	
Advisor commissions	7,664,938
NET REVENUE	5,633,074
EXPENSES:	
Administrative salaries and benefits	2,529,796
Occupancy	239,260
Advertising and promotion	295,355
Communications	224,378
Computer	189,087
Clearing fees	601,082
Legal and professional fees	133,741
Regulatory fees	98,582
Depreciation	13,200
Underwriting fees	9,250
Insurance	33,374
Other	108,405
TOTAL EXPENSE	4,475,510
Income before tax	1,157,564
INCOME TAX EXPENSE	323,742
NET INCOME	$ 833,822

See accompanying notes.

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, at January 1, 2025	$ 426	$ 282,230	$ 2,677,373	$ 2,960,029
ADD:				
Net income for the year	-	-	833,822	833,822
Issuance of common stock (15 shares)	1	17,430	-	17,431
DEDUCT:				
Redemption of common stock (743 shares)	(74)	-	(920,551)	(920,625)
BALANCE, at December 31, 2025	$ 353	$ 299,660	$ 2,590,644	$ 2,890,657

See accompanying notes.

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 833,822
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,200
Net realized and unrealized gain on investments	(126,813)
Changes in operating assets and liabilities:	
Purchases of investments	(355,344)
Proceeds from sales of investments	115,276
Receivables	145,517
Prepaid expenses	(25,875)
Commissions and accounts payable	86,809
Deferred revenue	(227,741)
Accrued taxes	10,081
Deferred taxes	31,800
Other accrued liabilities	(46,448)
Net cash provided by operating activities	454,284
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(28,146)
Net cash used in investing activities	(28,146)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of common stock	17,431
Redemption of common stock	(920,625)
Net cash used in financing activities	(903,194)
NET CHANGE IN CASH *	(477,056)
CASH * - beginning of year	2,921,647
CASH * - end of year	$ 2,444,591
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 2,086
Income taxes:	
Federal	$ 193,777
Michigan	47,600
Illinois	40,484
	$ 281,861

* Including deposits with clearing organization.

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash

Cash include cash and deposits with maturities fewer than 90 days.

Investments

Investments are comprised of marketable debt and equity securities which are stated at fair value.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for estimated credit losses and an adjustment to an allowance based on its assessment of the current status of individual accounts and reasonable forecasts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. No allowance for estimated credit losses was considered necessary as of December 31, 2025.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 continued on next page

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees (RIA Income)

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customers' activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 Fees) from Mutual Funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Note 1 continued on next page

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principal Transactions (Net Dealer Inventory and Investment Gains)

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Liabilities Subordinated to Claims of General Creditors

The Company does not have any liabilities subordinated to claims of general creditors.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are used to depreciate property and equipment:

Leasehold improvements	5-8 years
Furniture and equipment	5 years

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2026, the date the financial statements were available to be issued.

New Accounting Standards

In 2025, the Company adopted Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, for public business entities and after December 15, 2025, for all other entities with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The adoption did not have a material impact on the Company's financial position or results of operation, but resulted in enhanced income tax disclosures.

NOTE 2 - NATURE OF ORGANIZATION

Centennial Securities Company, Inc. (the Company) is a securities broker-dealer and is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 continued on next page.

NOTE 2 - NATURE OF ORGANIZATION (CONTINUED)

The Company has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

The chief operating decision maker is the Board of Directors who assesses performance for the business (and lone segment) and decides how to allocate resources based on net income as reported in the format consistent with the statement of income included in these financial statements. The measure of segment assets is as reported on the statement of financial condition in these financial statements.

NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2025, the Company's institutional balances totaled $2,461,903 of which $1,961,903 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - INVESTMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Note 4 continued on next page.

NOTE 4 - INVESTMENTS (CONTINUED)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2025:

Description of Investments	Assets at fair value as of December 31, 2025			
	Total	Level 1	Level 2	Level 3
Equity securities	$ 811,569	$ 811,569	$ -	$ -
Corporate bonds	589,958	-	589,958	-
Other investments	88,647	88,647	-	-
	$1,490,174	$ 900,216	$ 589,958	$ -

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 6 - RELATED PARTIES

The Company on occasion will advance commissions or cover expenses incurred by its financial advisors. Balances due from financial advisors under this arrangement were $100,000 at December 31, 2025 and are expected to be repaid through 2026.

NOTE 7 - DEFERRED REVENUE

In January 2020, the Company entered into an agreement with a new brokerage firm to provide clearing and other services over an eight-year period, whereby the Company received a $1,750,000 incentive payment as part of the agreement. Revenue from the incentive payment is recognized quarterly over the term of the agreement as service fees are incurred. The Company recognized revenue of $273,430 during 2025 and $492,190 of the incentive payment is included in deferred revenue in the accompanying statement of financial condition as of December 31, 2025.

NOTE 8 - LEASES

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. For leases longer than one year, a lessee recognizes in the statement of financial condition a right-of-use asset (ROU), representing the right to use the underlying asset for the lease term, and a lease liability, representing the present value of future lease payments. At inception, any new additional operating lease liabilities and corresponding ROU assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 8%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date. As of December 31, 2025, the Company recognized an operating ROU asset and lease liability of $160,807.

As permitted by Accounting Standards Codification (ASC) 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset.

The following is a summary of the Company's total lease costs, including amounts under short-term leases, for the year ended December 31, 2025:

Operating lease cost	$ 211,896

Note 8 continued on next page.

NOTE 8 - LEASES (CONTINUED)

The following is a summary of cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2025:

Operating cash flows used for operating leases	$ 206,069

The following is a summary of the Company's maturity of operating lease liabilities:

2026	$ 164,701
2027	2,600
Total lease payment	167,301
Less interest	(6,494)
Total lease liability	$ 160,807

NOTE 9 - INCOME TAXES

The Company is a C Corporation subject to federal income tax liabilities and also certain state income tax liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Note 9 continued on next page.

NOTE 9 - INCOME TAXES (CONTINUED)

The provision for income taxes in the statement of income for the year ended December 31, 2025 is made up of the following components:

Federal income tax:	
Current	$ 209,177
Deferred	23,850
State income tax:	
Current	82,765
Deferred	7,950
TOTAL	$ 323,742

The following table reconciles the U.S. federal statutory tax rate to the effective tax rate:

U.S. federal statutory tax rate	$ 243,088	21.0%
State and local income taxes (mainly Michigan), net of federal income tax effect	58,618	5.1%
Nontaxable or nondeductible items:		
Entertainment	11,123	1.0%
Other	10,913	0.9%
	$ 323,742	28.0%

The deferred tax liability results primarily from the net difference in the timing of depreciation expense and investment earnings for financial reporting and tax reporting purposes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

Note 9 continued on next page.

NOTE 9 - INCOME TAXES (CONTINUED)

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for the years before 2022 and state tax examinations for the years before 2021.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the year ended December 31, 2025, there was no interest or penalties relating to unrecognized tax benefits.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had regulatory net capital of $2,380,614 and a minimum regulatory net capital requirement of $105,954. The ratio of aggregate indebtedness to net capital was .67 to 1 at December 31, 2025.

NOTE 11 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $211,275 to the plan for 2025.

NOTE 12 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder, the Company may repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2025, the buyback provision was 160% of net book value.

NOTE 13 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

CENTENNIAL SECURITIES COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

NET CAPITAL:

Total stockholders' equity (controlling interest only)		$ 2,890,656
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable, net of trail commissions payable	$ 70,000	
Employee receivables	100,000	
Property and equipment	42,542	
Prepaid expenses	134,740	347,282
Net capital before haircuts on securities positions		2,543,374
Haircuts on securities		162,760
Net capital		$ 2,380,614
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 461,435
Accrued taxes		68,081
Commissions payable		449,483
Accrued liabilities		12,624
Deferred revenue		537,879
Deferred income tax		59,800
Total aggregate indebtedness		$ 1,589,302
Computation of basic net capital requirement:		
Minimum net capital required		
(Aggregate indebtedness x 6 2/3%)		$ 105,954
Minimum dollar net capital requirement		$ -
Net capital requirement (greater of the two above amounts)		$ 105,954
Excess net capital		$ 2,274,660
Percent of aggregate indebtedness to net capital		66.76%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

CENTENNIAL SECURITIES COMPANY, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

At December 31, 2025, the Company had no credit items that would result in a reserve requirement.

CENTENNIAL SECURITIES COMPANY, INC.
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2025, the Company is exempt from rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year ended December 31, 2025, the Company did not hold customer funds or securities.

Clearing Firm SEC # and Name

8-45411   RBC Capital Markets, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Centennial Securities Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Centennial Securities Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Lumsden & McCormick, LLP

February 26, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME CENTENNIAL SECURITIES COMPANY INC

SEC No. 8-23406

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 13,298,012.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 13,298,012.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,667,034.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 601,082.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 713,476.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 2,086.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 615.00		
c	Enter the greater of line 5a or 5b	$ 2,086.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 2,983,678.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 10,314,334.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 15,471.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 7,376.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 7,376.00		
	d Add lines 11a through 11c		$ 7,376.00	
12	**LESSER** of line 10 or 11d.			$ 7,376.00
13	a Amount from line 8		$ 15,471.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 7,376.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 8,095.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 8,095.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-23406	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
CENTENNIAL SECURITIES COMPANY INC
3075 CHARLEVOIX DR SE
GRAND RAPIDS, MI 49546

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CENTENNIAL SECURITIES COMPANY INC
(Name of SIPC Member)

Andrew Klinger
(Authorized Signatory)

2/4/2026
(Date)

andy@centennialsec.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

CENTENNIAL SECURITIES COMPANY, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS PER FORM SIPC-7
YEAR ENDED DECEMBER 31, 2025

Assessment Period	Pmt Date	Reference Number	Collection Agency		
January 1, 2025 - June 30, 2025	07/31/2025	B2521292110629	SIPC	$	7,380
July 1, 2025 - December 31, 2025	02/04/2026	B26035102994211	SIPC		8,095
Total payments to SIPC				$	15,475



Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Centennial Securities Company, Inc.

We have reviewed management's statements, included in the accompanying 2025 Exemption Report, in which (1) Centennial Securities Company, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, provision (k)(2)(ii) and (2) Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (together the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Lumsden & McCormick, LLP

February 26, 2026

Centennial Securities Company, Inc.

Exemption Report

Centennial Securities Company Inc. (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm claims an exemption under 17 C.F.R. § 240.15c3-3(k)(2)(ii); and

(2) Footnote 74 of the Securities and Exchange Commission's 2013 Release adopting amendments to Rule 17a-5.[1]

The Firm has met the applicable exemption provisions noted above throughout the most recent fiscal year (i.e., January 1, 2025 – December 31, 2025) without exception.

I, Jordan Powers, swear (or affirm) that, to the best knowledge and belief of the Firm, this Exemption Report is true and accurate.

Centennial Securities Company, Inc.

Jordan T Powers
CFO & General Counsel

February 26, 2026

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[1] *See Broker-Dealer Reports*, Securities Exchange Act Release No. 70073 (July 30, 2013), 78 FR 51909, 51915 n.74 (August 21, 2013)